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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
CHANNELL COMMERCIAL CORPORATION

(Name of Issuer)
Common Stock - $0.01 par value

(Title of Class of Securities)
159186105

(CUSIP Number)
Myers Power Products, Inc.
725 E. Harrison, Corona, CA 92879
(951)520-1900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 23, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.1 3d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	159186105	SCHEDULE 13_D/A

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). MYERS POWER PRODUCTS, INC. - FEIN # 22-3822655

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE, U.S.A.

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,687,335

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,687,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,687,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
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CUSIP No.	159186105	SCHEDULE 13_D/A

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). LESLIE WELCH LAWSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,687,335

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,687,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,687,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
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CUSIP No.	159186105	SCHEDULE 13_D/A

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). BELGRAVE INVESTMENT HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,687,335

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,687,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,687,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
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CUSIP No. 159186105	SCHEDULE 13_D/A
     This Amendment No. 1 amends Item 4 and Item 5 of the statement on Schedule 13D, as filed on October 21, 2008 by Myers Power Products, Inc., Leslie Welch Lawson and Belgrave Investment Holdings Limited relating to the common stock, par value $0.001 per share (the “Common Shares”), of Channell Commercial Corporation, a Delaware corporation (the “Company”).
Item 4. Purpose of Transaction.
Item 4 is hereby amended and restated as follows:
Myers purchased the Common Shares of the Company reported on this Schedule 13D for investment purposes. Myers intends to evaluate closely the performance of the Common Shares of the Company, including, without limitation, analyzing and assessing the Company’s business, assets, operations, financial condition, capital structure, management and prospects. Myers may, from time to time, evaluate various options in order to attempt to monitor and influence the performance of the Company and the activities of its Board of Directors. Depending on various factors, Myers may take such actions as it deems appropriate, including, without limitation, (i) engaging in discussions with management and/or the Board of Directors, (ii) seeking additional information about the Company, its affairs, and various transactions engaged in by the Company (iii) communicating with other shareholders, (iv) making proposals to the Company concerning the operations of the Company, (v) purchasing additional securities of the Company, (vi) selling some or all of the securities of the Company, (vii) seeking to make a significant equity investment in the Company, (viii) assisting in providing financing for the company and/or formally requesting a seat on the Board of Directors, all in accordance with applicable securities laws.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended to include the following information:
Based upon information set forth in the Company’s most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2008, there were 9,544,134 Common Shares of the Company issued and outstanding as of November 11, 2008.
Based on the information set forth in the Company’s Form 8-K, as filed with the Securities and Exchange Commission on December 23, 2008, 2,000,000 Common Shares were issued to the Channell Family Trust, and 274,100 Common Shares were issued to William H. Channell, Jr., bringing the total number of Common Shares of the Company issued and outstanding as of December 23, 2008 to 11,818,234.
As of January 7, 2008, Myers held 1,687,335 Common Shares of the Company, or 14.3% of the Common Shares of the Company deemed issued and outstanding as of December 23, 2008.
The following table details all of the transactions in Common Shares of the Company, or securities convertible into, exercisable for or exchangeable for Common Shares of the Company, by the persons referenced in item 2 (each of which were effected by Myers in ordinary brokerage transactions), during the sixty (60) day period on or prior to January 7, 2009;
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CUSIP No. 159186105	SCHEDULE 13_D/A

	Type of			Price per
Date	Transaction	Number of Shares	Security Type	Share ($)
12/18/08	purchase	420	Common Shares	$0.164953
12/22/08	purchase	37,900	Common Shares	$0.152704
12/23/08	purchase	183,600	Common Shares	$0.150558
12/24/08	purchase	47,973	Common Shares	$0.152137
12/26/08	purchase	28,936	Common Shares	$0.153542
01/02/09	purchase	295,500	Common Shares	$0.120347
01/05/09	purchase	2,447	Common Shares	$0.113065
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CUSIP No. 159186105	SCHEDULE 13_D/A
SIGNATURE
After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2009
/s/ Diana Grootonk
Diana Grootonk,
Chief Executive Officer

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